SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

Novatel Wireless Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

66987M109

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987M109	13G

1.	Names of Reporting Persons.

Aether Systems, Inc.

I.R.S. Identification Nos. of above persons (entities only).

52-2186634

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power 9,238,846
Number of
Shares
Beneficially	6.	Shared Voting Power 0
Owned by
Each
Reporting	7.	Sole Dispositive Power 9,238,846
Person With
Voting Power
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,238,846

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 66987M109	13G

1.	Names of Reporting Persons.

Aether Capital, LLC

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power 9,238,846
Number of
Shares
Beneficially	6.	Shared Voting Power 0
Owned by
Each
Reporting	7.	Sole Dispositive Power 9,238,846
Person With
Voting Power
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,238,846

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 66987M109	13G

1.	Names of Reporting Persons.

David S. Oros

I.R.S. Identification Nos. of above persons (entities only).

Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power 55,704
Number of
Shares
Beneficially	6.	Shared Voting Power 0
Owned by
Each
Reporting	7.	Sole Dispositive Power 55,704
Person With
Voting Power
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,704

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer

Novatel Wireless Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is 9360 Town Centre Drive, Suite 110, San Diego, CA 92121.

Item 2.

(a) Name of Person Filing

This statement is filed on behalf of Aether Systems, Inc., its wholly-owned subsidiary, Aether Capital, LLC and David S. Oros, who serves as the Chairman of the Board and Chief Executive Officer of Aether Systems, Inc.

(b) Address of Principal Business Office or, if none, Residence

The principal place of business of Aether Systems, Inc., Aether Capital, LLC and David S. Oros is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

(c) Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

(d) Title of Class of Securities

The title of the securities is common stock, par value $0.001 per share (the “Common Stock”).

(e) CUSIP Number

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned as of February 1, 2002:

Aether Systems, Inc.	9,238,846
Aether Capital, LLC	9,238,846
David S. Oros	55,704

(b)	Percent of class:

Aether Systems, Inc.	15.3%
Aether Capital, LLC	15.3%
David S. Oros	0.1%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Aether Capital, LLC directly owns 3,478,260 shares of Common Stock. Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 695,652 shares of Common Stock at any time prior to June 30, 2005 and an option immediately exercisable (as of February 1, 2002) to purchase an additional 1,168,830 shares of Common Stock at any time prior to December 20, 2005. Aether Capital, LLC also owns 3,000 shares of Series A Convertible Preferred Stock which (as of February 1, 2002) are immediately convertible into 3,896,104 shares of Common Stock.

Aether Systems, Inc. through its ability to control Aether Capital, LLC has the sole power to vote or direct the vote of 9,238,846 shares of Common Stock.

David S. Oros directly owns 36,666 shares of Common Stock and warrants to purchase 19,038 shares of Common Stock. Mr. Oros serves as Chairman of the Board and Chief Executive Officer of Aether Systems, Inc. Mr. Oros is reporting because he may be considered a part of a group with Aether Capital, LLC and Aether Systems, Inc., the sole member of Aether Capital, LLC. Mr. Oros disclaims beneficial ownership of Common Stock held by Aether Capital, LLC and Aether Systems, Inc.

(ii)	Shared power to vote or to direct the vote

Aether Systems, Inc.	0
Aether Capital, LLC	0
David S. Oros	0

(iii)	Sole power to dispose or to direct the disposition of

Aether Capital, LLC directly owns 3,478,260 shares of Common Stock. Aether Capital, LLC also holds an immediately exercisable option to purchase an additional 695,652 shares of Common Stock at any time prior to June 30, 2005 and an option immediately exercisable (as of February 1, 2002) to purchase an additional 1,168,830 shares of Common Stock at any time prior to December 20, 2005. Aether Capital, LLC also owns 3,000 shares of Series A Convertible Preferred Stock which are immediately convertible (as of February 1, 2002) into 3,896,104 shares of Common Stock.

Aether Systems, Inc. through its ability to control Aether Capital, LLC has the sole power to dispose or direct the disposition of 9,238,846 shares of Common Stock.

David S. Oros directly owns 36,666 shares of Common Stock and warrants to purchase 19,038 shares of Common Stock. Mr. Oros serves as Chairman of the Board and Chief Executive Officer of Aether Systems, Inc. Mr. Oros is reporting because he may be considered a part of a group with Aether Capital, LLC and Aether Systems, Inc., the sole member of Aether Capital, LLC. Mr. Oros disclaims beneficial ownership of Common Stock held by Aether Capital, LLC and Aether Systems, Inc.

(iv)	Shared power to dispose or to direct the disposition of

Aether Systems, Inc.	0
Aether Capital, LLC	0
David S. Oros	0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Aether Systems, Inc. acquired the 9,238,846 shares of Common Stock through its wholly-owned subsidiary, Aether Capital, LLC.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

Aether Systems, Inc.

/s/ David C. Reymann
Name: David C. Reymann Title: Secretary

Aether Capital, LLC By: Aether Systems, Inc., its sole member

/s/ David C. Reymann
Name: David C. Reymann Title: Secretary

/s/ David S. Oros
Name: David S. Oros

EXHIBIT INDEX

Exhibit No	Description

99.1	Agreement of Joint Filing